UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of February 2013

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐   No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: February 21, 2013

CAMTEK LTD. Moshe Eisenberg, CFO Tel: +972 4 604 8308 Mobile: +972 54 900 7100 moshee@camtek.co.il	INTERNATIONAL INVESTOR RELATIONS CCG Investor Relations Ehud Helft / Kenny Green Tel: (US) 1 646 201 9246 camtek@ccgisrael.com

FOR IMMEDIATE RELEASE

CAMTEK ANNOUNCES FOURTH QUARTER AND FULL YEAR 2012 RESULTS

Full Year Revenues of $84.5 million; Full Year Non-GAAP Net Income of $4.7 million

MIGDAL HAEMEK, Israel – February 21, 2013 – Camtek Ltd. (NASDAQ and TASE: CAMT), today announced its financial results for the quarter and full year ended December 31, 2012.

Highlights of the Full Year 2012
•	Revenues of $84.5 million;
•	Non-GAAP operating income of $5.3 million; GAAP operating loss of $0.1 million;
•	Non-GAAP net income of $4.7 million; GAAP net income of $0.0 million;
•	Positive operating cash flow of $4.2 million; Cash, cash equivalents and short-term deposits of $26.0 million as of December 31, 2012.

Highlights of the Fourth Quarter 2012
•	Revenues of $17.6 million;
•	Non-GAAP operating loss of $0.6 million; GAAP operating loss of $5.4 million;
•	Non-GAAP net loss of $0.8 million; GAAP net loss of $3.3 million;
•	Positive operating cash flow of $2.9 million;
•
During the fourth quarter the company recorded a non-cash impairment of goodwill and other intangible assets in the total amount of $3.1 million (or $0.8 million, net, taking into account financial income of $2.3 million derived from revaluation of contingent liabilities) related to Sela and Printar/DMD as well as an inventory write-down in the amount of $1.4 million relating to certain old Sela Xact models.

Roy Porat, Camtek’s Chief Executive Officer, commented, “All our markets at the end of 2012 became much tougher. As we guided already last quarter, we saw lower levels of revenue in the fourth quarter. Nevertheless, we continued to generate cash from operating activities and we ended 2012 with a strong cash position, amounting to $26 million. ”

Continued Mr. Porat, “In the past year we strengthened our position in the backend semiconductor market, improved our capabilities through continued R&D investment and achieved some very important customer penetration into leading accounts that  is expected to grow in 2013.”

Concluded Mr. Porat, “Similar to our industry peers, we see the current market situation persisting at least into the first quarter of 2013. We therefore expect first quarter 2013 revenues in the range of $16-18 million.”

Fourth Quarter 2012 Financial Results

Revenues for the fourth quarter of 2012 were $17.6 million. This is a decrease of 17% compared to $21.1 million in the fourth quarter of 2011 and a decrease of 26% compared to $23.7 million in the prior quarter. These trends are primarily attributable to the overall market conditions in the markets the company serves.

Gross profit on a GAAP basis in the quarter totaled $6.0 million (33.8% of revenues). This is compared to $8.1 million (38.4% of revenues) in the fourth quarter of 2011 and $11.4 million (48.1% of revenues) in the prior quarter.

Gross profit on a non-GAAP basis in the quarter totaled $7.6 million (42.9% of revenues). This is compared to $8.9 million (42.1% of revenues) in the fourth quarter of 2011 and $11.5 million (48.5% of revenues) in the prior quarter.

Operating loss on a GAAP basis in the quarter was $5.4 million. This is compared to an operating loss of $0.7 million in the fourth quarter of 2011 and operating income of $3.1 million (13.2% of revenues) in the prior quarter.

Operating loss on a non-GAAP basis in the quarter was $0.6 million. This is compared to non-GAAP operating income of $0.1 million (0.6% of revenues) in the fourth quarter of 2011 and operating income of $3.3 million (14.0% of revenues) in the prior quarter.

Net loss on a GAAP basis in the quarter totaled $3.3 million, or $0.11 per share. This is compared to a net loss of $1.9 million, or $0.06 per share in the fourth quarter of 2011 and net income $2.4 million (10.0% of revenues), or $0.08 per diluted share in the prior quarter.

Net loss on a non-GAAP basis, in the quarter was $0.8 million, or $0.03 per share. This is compared to a net loss of $0.5 million, or $0.02 per share in the fourth quarter of 2011 and net income of $3.1 million (13.0% of revenues) or $0.10 per share in the prior quarter.

Full Year 2012 Results Summary

Revenues for 2012 were $84.6 million, a decrease of 21% compared to $107.0 million, as reported in 2011.

Gross profit on a GAAP basis for 2012 was $37.1 million (43.8% of revenues) compared to gross profit of $47.5 million (44.3% of revenues) in 2011. Gross profit on a non-GAAP basis for 2012, was $39.0 million (46.1% of revenues), compared to $48.6 million (45.4% of revenues) in 2011.

Operating loss on a GAAP basis for 2012, was $0.1 million (0% of revenues) compared to an operating income of $9.0 million (8.4% of revenues) in 2011. Non-GAAP operating income in 2012 was $5.3 million (6.3% of revenues) compared to an operating income of $10.5 million (9.8% of revenues) in 2011.

Net income on a GAAP basis for 2012 was $0.0 million compared to a net income of $5.4 million in 2011.  Net income on a non-GAAP basis for 2012 was $4.7 million, compared to a net income of $8.9 million in 2011.

Cash and cash equivalents and short-term deposits as of December 31, 2012 were $26.0 million ($19.8 million net of bank loans) compared to $25.3 million ($18.6 million net of bank loans), as of September 30, 2012 and $26.3million, ($19.5 million net of bank loans) as of December 31, 2011. The company generated a positive operating cash flow of $2.9 million during the fourth quarter of 2012. For the year, the Company generated a positive operating cash flow of $4.2 million.

Conference Call

Camtek will host a conference call today, February 21, at 10:00 am ET.

Roy Porat, Chief Executive Officer and Moshe Eisenberg, Chief Financial Officer, will host the call and will be available to answer questions after presenting the results.

To participate, please call one of the following telephone numbers a few minutes before the start of the call.

US:	1 888 668 9141	at 10:00 am Eastern Time
Israel:	03 918 0609	at 5:00 pm Israel Time
International:	+972 3 918 0609

For those unable to participate, the teleconference will be available for replay on Camtek’s website at http://www.camtek.co.il/ beginning 24 hours after the call.

ABOUT CAMTEK LTD.

Camtek Ltd. provides automated and technologically advanced solutions dedicated to enhancing production processes and increasing yields, enabling and supporting customer’s latest technologies in the Semiconductors, Printed Circuit Boards (PCB) and IC Substrates industries.

Camtek addresses the specific needs of these interconnected industries with dedicated solutions based on a wide and advanced platform of technologies including intelligent imaging, image processing, adaptive ion milling (AIM) and digital material deposition (DMD). Camtek's solutions range from micro-to-nano by applying its technologies to the industries' specific requirements.

This press release is available at www.camtek.co.il.

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, intellectual property litigation, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

Use of non-GAAP Measures

This press release provides financial measures that exclude certain items such as: (i) amortization of acquired intangible assets and revaluation of liabilities with respect to the acquisitions of Sela and Printar; and (ii) share based compensation expenses. and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these Non-GAAP financial measures provide meaningful supplemental information regarding our performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it is important to make these non-GAAP adjustments available to investors. A reconciliation between the GAAP and non-GAAP results appears in the tables at the end of this press release.

Camtek Ltd.

Consolidated Balance Sheets

(In thousands)

	December 31,
	2012	2011
	U.S. Dollars (In thousands)
Assets

Current assets
Cash and cash equivalents	18,867	22,185
Short-term deposits	7,160	4,100
Accounts receivable, net	23,076	25,451
Inventories	19,340	24,355
Due from affiliates	391	388
Other current assets	2,210	3,357
Deferred tax asset	194	110

Total current assets	71,238	79,946

Fixed assets, net	15,822	14,577

Long term inventory	6,085	1,954
Long-term deposit	729	-
Deferred tax asset	132	132
Other assets, net	304	304
Intangible assets, net *	2,971	4,191
Goodwill	1,504	3,653

	11,725	10,234

Total assets	98,785	104,757

Liabilities and shareholders’ equity

Current liabilities
Short term bank loans	4,160	3,000
Accounts payable – trade	7,610	6,773
Long term bank loans – current portion	1,592	1,700
Other current liabilities	13,943	21,568

Total current liabilities	27,305	33,041

Long term liabilities
Long term bank loans	500	2,092
Liability for employee severance benefits	742	652
Other long term liabilities *	9,901	9,039
	11,143	11,783

Total liabilities	38,448	44,824

Shareholders’ equity
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares,
31,810,340 issued as December 31, 2012 and December 31, 2011, outstanding 29,717,964 as of December 31, 2012
and December 31, 2011	133	133
Additional paid-in capital	61,415	61,014
Accumulated income	687	684
	62,235	61,831
Treasury stock, at cost (2,092,376 as of December 31, 2012 and December 31, 2011)	(1,898)	(1,898)

Total shareholders' equity	60,337	59,933

Total liabilities and shareholders' equity	98,785	104,757

(*)	Relates to Printar and SELA acquisitions

Camtek Ltd.

Consolidated Statements of Operations

(in thousands, except share data)

	Year ended December 31,		Three Months ended December 31,
	2012	2011	2012	2011
	U.S. dollars		U.S. dollars
Revenues	84,547	107,028	17,619	21,104
Cost of revenues	47,482	59,588	11,667	13,006

Gross profit	37,065	47,440	5,952	8,098

Research and development costs	12,916	14,077	3,022	3,189
Selling, general and administrative	**21,138	24,341	5,188	5,626
Expenses
Impairment charge in respect of goodwill and other intangible assets	* 3,106	-	* 3,106	-
	37,160	38,418	11,316	8,815

Operating income (loss)	(95)	9,022	(5,364)	(717)

Financial income (expenses), net	581	(2,900)	2,155	(1,089)

Income (loss) before income
taxes	486	6,122	(3,209)	(1,806)

Income tax	(483)	(744)	(71)	(77)

Net income (loss)	3	5,378	(3,280)	(1,883)

Net income (loss) per ordinary share:

Basic	(0.00)	0.18	(0.11)	(0.06)

Diluted	(0.00)	0.18	(0.11)	(0.06)

Weighted average number of
ordinary shares outstanding:

Basic	29,849	29,577	29,851	29,712

Diluted	30,013	30,009	29,851	29,712

(*)	Relates to Printar and SELA acquisitions
(**)	Including income of approximately 1 million dollars related to a settlement with a former service provider of the company.

Camtek Ltd.

Reconciliation of GAAP To Non-GAAP results

(In thousands, except share data)

	Year ended December 31,		Three Months ended December 31,
	2012	2011	2012	2011
	U.S. dollars		U.S. dollars
Reported net income (loss) attributable to Camtek Ltd. on GAAP basis	3	5,378	(3,280)	(1,883)

Acquisition of Sela and Printar related expenses (1)	(434)	2,377	(2,215)	645
Inventory write –downs (2)	1,515	685	1,515	685
Impairment charge in respect of goodwill and other intangible assets	3,106	-	3,106	-
Share-based compensation	401	416	92	55
Shelf registration expenses	94	-	-	-
Non-GAAP net income (loss)	4,685	8,856	(782)	(498)

Non –GAAP net income (loss) per share , basic and diluted	0.16	0.30	(0.03)	(0.02)

Gross margin on GAAP basis	43.8%	44.3%	33.8%	38.4%
Reported gross profit on GAAP basis	37,065	47,440	5,952	8,098

Acquisition of Sela and Printar related expenses (1)	300	331	75	92
Inventory write-downs (2)	1,515	685	1,515	685
Share-based compensation	97	97	22	14
Non- GAAP gross margin	46.1%	45.4%	42.9%	42.1%
Non-GAAP gross profit	38,977	48,553	7,564	8,889

Reported operating income (loss) attributable to Camtek Ltd. on GAAP basis	(95)	9,022	(5,364)	(717)
Acquisition of Sela and Printar related expenses (1)	300	331	75	92
Inventory write- downs (2)	1,515	685	1,515	685
Impairment charge in respect of goodwill and other intangible assets	3,106	-	3,106	-
Share-based compensation	401	416	92	55
Shelf registration expenses	94	-	-	-

Non-GAAP operating income	5,321	10,454	(576)	115

(1)
During the three and twelve months ended December 31, 2012 and 2011, the Company recorded acquisition expenses of $(2.2) million, $(0.4) million, $0.6 million and $2.4 million, respectively, consisting of: (1) Revaluation adjustments of $(2.3) million, $(0.7) million, $0.6 million and $2.0 million, respectively, of contingent consideration and certain future liabilities recorded at fair value. These amounts are recorded under finance expenses line item and (2) $0.08 million, $0.30 million, $0.09 million and $0.31 million, respectively, with respect to amortization of intangible assets acquired recorded under cost of revenues line item.

(2)	During the three and twelve months ended December 31, 2012 and 2011, the Company recorded inventory write down in the amount of $1.5 million, $1.5 million, $0.7 million and $0.7 million, respectively.

(3)	During the three and twelve months ended December 31, 2012, the Company recorded an impairment charge in respect of goodwill and other intangible assets of $3.1 million and $3.1 million, respectively.